TORRAYFUND

OPERATING  EXPENSES  LIMITATION  AGREEMENT

THIS  OPERATING   EXPENSES  LIMITATION   AGREEMENT  (the "Agreement")
is made as of the 7th day of March, 2017, by and between Torray Fund, a Massachusetts  business trust (the "Trust"), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the "Fund"), and Torray LLC, a Delaware LLC (the "Adviser").

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated as of the 19th day of December 2005, (the "Management Agreement"); and

WHEREAS, the Fund is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement  those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, on a daily basis for the term of this agreement, to waive its management fee and reimburse the Fund for  its current Operating Expenses (as defined in paragraph 2 below), so as to limit the Fund's current Operating Expenses to an annual rate, expressed  as a percentage of the Fund's average annual  net assets to the amounts listed in Appendix A (the "Annualized Limits"). In the event that the annualized Operating Expenses of a Fund, as accrued each day through the last calendar day of each month that this Agreement is in effect, exceed its Annualized Limit, the Adviser will pay to the Fund the excess expense within fifteen (15) calendar days of being notified that an excess expense payment is due, or such other period as determined by the Board of Trustees of the Trust (the "Board").. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.  DEFINITION. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, includes all expenses necessary or appropriate for the operation of the Fund, including the Adviser's management fee detailed in the Management Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, trustee fees and expenses, auditor fees and expenses, legal fees and expenses, insurance costs, registration and filing fees, printing   postage

and mailing expenses, ex penses inc urred in connection with  any  merger  or  reorganiza tio n,  or extrao rdinary expenses such as li tigat io n.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser reta in s its right to receive reimbursement of any excess expense payment s paid by it pursuant to this Agreement.

4.  TERM AND TERMINATION. This Agreement shall rema in in effect until April 30, 2018. This Agreement will a utomatica lly terminate if the Management Agreement is terminated, with such termination effective upon the effective date of the Manage ment Agreement' s termination.

4. ASSIGNMENT. This Agree ment and all rights and obligatio ns hereunder may not be ass ig ned without the written consent of the other party.

6.  SEVERABILITY.  If any  provis ion   of  this Agreement shall be  held or  made  i nvalid  by a court dec is io n, statute or rule , or s hall  be otherwise  rendered  in valid,  the  remainder  of  this Agree men t s hall not be affected thereby.

7.  GOVERNING LAW. This Agreement  shall  be  governed  by,  and  construed in accordance with, the laws of the State  of  Delaware  without  giving  effect  to  the  conflict  of  la ws princi ple s  thereof;  provided  that   no thing   herein shall   be   construed   to   preempt,   or   to   be inco nsiste nt with , any federal la w, regulation or rule, inclu din g the Investme nt Co mpany Act of 1940, a s amen ded, and the  [nvestment  Advisers  Act  of  1940 ,  as  amended,  and  any  rules  and regula tio ns promulgated thereunde r.

IN WITNESS WH EREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly a uthorize d officers, all on  the  day  and  year first above written.

TORRAY FUND	TORRAY LLC
on behalf of the series listed on Schedule A

By: /s/ Robert E. Torray	By: /s/ William M Lane
Name: Robert E. Torray	Name: William M Lane
Title: President	Title: Executive Vice President

Appendix A

Series of Torray Fund	Annualized Operating Expense Limit*	Termination Date

Torray Fund	1.00% of average daily net assets	April 30, 2018